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                            December 29, 2020

       Doug Logigian
       Chief Executive Officer
       KL Acquisition Corp
       111 West 33rd Street, Suite 1910
       New York, NY 10120

                                                        Re: KL Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed December 17,
2020
                                                            File No. 333-251398

       Dear Mr. Logigian:

              We have reviewed your registration statement and have the following comment. In our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1 filed December 17, 2020

       Description of Securities
       Warrants, page 119

   1. Provide disclosure on the exclusive forum provision in the warrant agreement which is to be filed by amendment
as Exhibit 4.4. Additionally, provide cross reference to the risk factor disclosure
relating to the exclusive forum provision on page 57.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 Doug Logigian
KL Acquisition Corp
December 29, 2020
Page 2

time for us to review any amendment before the requested effective date of the registration statement.

        You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John
Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Sherry Haywood, Senior Counsel, at (202) 551-3345 with any other questions.



                                                            Sincerely,
FirstName LastNameDoug Logigian
                                                            Division of
Corporation Finance
Comapany NameKL Acquisition Corp
                                                            Office of
Manufacturing
December 29, 2020 Page 2
cc:       Douglas S. Ellenoff, Esq.
FirstName LastName